Exhibit 3.1

CERTIFICATE OF SECOND AMENDMENT OF

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

HILL INTERNATIONAL, INC.

(Pursuant to Section 242 of the

General Corporation Law of the State of Delaware)

Hill International, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”), does hereby certify as follows:

1.             The name of this corporation is Hill International, Inc. (the “Corporation”). This Corporation was originally incorporated pursuant to the General Corporation Law on April 2, 2004 under the name Arpeggio Acquisition Corporation.

2.             The Amended and Restated Certificate of Incorporation of this Corporation was filed with the Delaware Secretary of State on June 28, 2006.

3.             This Certificate of Second Amendment amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation, as previously amended, and was duly adopted in accordance with Section 242 of the General Corporation Law and approved by the holders of the requisite number of shares of this Corporation in accordance with Section 222 of the General Corporation Law.

4.             Article SIXTH of the Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety as follows:

SIXTH: The number of directors that constitutes the Board of Directors shall be fixed from time to time by resolution of the Board of Directors in accordance with the Bylaws, and shall consist of not less than three or more than eleven directors. Directors shall be elected at each annual meeting of stockholders, and each director elected shall hold office until such director’s successor has been elected and qualified, subject, however, to earlier death, resignation or removal from office. The term of each director serving as of and immediately following the date of the 2022 annual meeting of stockholders shall expire at the 2023 annual meeting of stockholders, notwithstanding that such director may have been elected for a term that extended beyond the date of the 2022 annual meeting of stockholders. Except as the GCL may otherwise require, in the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies in the Board of Directors, including unfilled vacancies resulting from the removal of directors, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in the Corporation’s Bylaws), or by the sole remaining director. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified. If the number of directors is hereafter changed, no decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

5.             Except as expressly set forth herein, the Amended and Restated Certificate of Incorporation of the Corporation, as previously amended, shall continue in full force and effect.

[Signature Page Follows]

IN WITNESS WHEREOF, this Certificate of Second Amendment of the Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on this 7th day of July, 2022.

HILL INTERNATIONAL, INC.

By:	/s/ William H. Dengler, Jr.
William H. Dengler, Jr.
Executive Vice President and Chief Administrative Officer